Exhibit 99.12

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, William James Lewis, B.Sc., P.Geo., a Senior Geologist with Micon International Limited in Toronto, Canada, hereby consent to the use of my name and Micon’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mine in Sonora, Mexico (the “Estimates”) and to the incorporation by reference of references to, and summaries of, the Estimates in the Form 40-F.

MICON INTERNATIONAL LIMITED.

By:        /s/ William James Lewis
Name:   William James Lewis, B.Sc., P.Geo.
Title:      Senior Geologist

March 29, 2012